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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)*

                         MERIDIAN POINT REALTY TRUST '83
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                                 (Name of Issuer)

                          Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                    589949106
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 October 14, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 589949-10-6
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Steven A. Calabrese
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                290,265
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               290,265
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     290,265
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.6%
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14   TYPE OF REPORTING PERSON*
     IN
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
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CUSIP No. 589949-10-6

     This Amendment No. 1 to Schedule 13D Statement is filed on behalf of Steven A. Calabrese for the purpose of reporting an acquisition by such reporting person of shares of beneficial interest, without par value (the "Shares"), of Meridian Point Realty Trust '83, a California real estate investment trust ("Meridian").


Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D is hereby amended and supplemented as follows:

     The Shares reported herein as having been acquired by Mr. Calabrese were acquired for the aggregate purchase price of approximately $100,000. Mr. Calabrese purchased such Shares with funds borrowed under the Demand Promissory Note, dated July 29, 1997, in favor of Richard M. Osborne (the "Note"). The
Note is due on demand and interest is payable at the prime rate as stated in The Wall Street Journal form time to time, plus 2%. The Note is unsecured.
The Note is attached as Exhibit 7.1 to the Schedule 13D Statement filed by Mr. Calabrese on August 5, 1997.


Item 5.   Interest in Securities of the Issuer.

     Item 5 of Schedule 13D is hereby amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by Meridian, there are 3,031,618 Shares outstanding.

     Mr. Calabrese beneficially owns 290,665 Shares, or approximately 9.6% of the outstanding Shares.

     (b) Mr. Calabrese has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

     (c) Since the filing of the Schedule 13D Statement on August 5, 1997, Mr. Calabrese purchased 70,000 Shares in one open market transaction on October 14, 1997, at a price of $1.43 per share (excluding commissions).

     (d)  Not Applicable.

     (e)  Not Applicable.

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CUSIP No. 589949-10-6

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 21, 1997                 Steven A. Calabrese
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                                        /s/ Steven A. Calabrese